FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 20th May 2008

RESULT OF ANNUAL GENERAL MEETING

ROYAL DUTCH SHELL PLC

Royal Dutch Shell plc (“the Company”) announces the Poll results on the resolutions at its Annual General Meeting held on 20th May, 2008 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual satellite meeting place at The Barbican Centre, Silk Street, London.

A Poll was held on each resolution. All resolutions were carried.

Pursuant to Listing Rule 9.6.2 two copies of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting today will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Poll results:

Resolution 1 : Adoption of Annual Report & Accounts
Votes for:	2,987,998,808	99.73%
Votes against:	8,177,525	0.27%
Votes withheld: 4,669,221

Resolution 2 : Approval of Remuneration Report
Votes for:	2,636,559,071	92.05%
Votes against:	227,650,613	7.95%
Votes withheld: 136,538,986

Resolution 3 : Election of Dr.Josef Ackermann as a Director of the Company
Votes for:	2,984,842,635	99.58%
Votes against:	12,590,793	0.42%
Votes withheld: 3,300,586

Resolution 4 : Re-election of Sir Peter Job as a Director of the Company
Votes for:	2,964,488,419	98.90%
Votes against:	32,982,282	1.10%
Votes withheld: 3,264,807

Resolution 5 : Re-election of Lawrence Ricciardi as a Director of the Company
Votes for:	2,843,257,181	94.86%
Votes against:	154,177,642	5.14%
Votes withheld: 3,290,762

Resolution 6 : Re-election of Peter Voser as a Director of the Company
Votes for:	2,981,552,509	99.47%
Votes against:	15,916,815	0.53%
Votes withheld: 3,247,022

Resolution 7 : Re-appointment of Auditors
Votes for:	2,847,879,535	95.07%
Votes against:	147,577,952	4.93%
Votes withheld:5,255,517

Resolution 8 : Remuneration of Auditors
Votes for:	2,845,569,780	94.94%
Votes against:	151,509,277	5.06%
Votes withheld: 3,634,482

Resolution 9 : Authority to allot shares
Votes for:	2,959,407,402	98.80%
Votes against:	36,075,027	1.20%
Votes withheld: 5,205,388

Resolution 10: Disapplication of pre-emption rights (Special Resolution)
Votes for:	2,972,118,280	99.26%
Votes against:	22,086,110	0.74%
Votes withheld: 6,498,968

Resolution 11: Authority to purchase own shares (Special Resolution)
Votes for:	2,985,691,195	99.65%
Votes against:	10,579,594	0.35%
Votes withheld: 3,958,993

Resolution 12: Authority for certain donations and expenditure
Votes for:	2,868,921,198	96.80%
Votes against:	94,759,380	3.20%
Votes withheld: 36,501,326

Resolution 13: Amendments to Long-term Incentive Plan
Votes for:	2,647,332,289	89.05%
Votes against:	325,363,986	10.95%
Votes withheld: 27,802,464

Resolution 14: Amendments to Restricted Share Plan
Votes for:	1,517,884,288	68.24%
Votes against:	706,398,270	31.76%
Votes withheld: 776,213,431

Resolution 15: Adoption of new Articles of Association (Special Resolution)
Votes for:	2,894,845,326	98.41%
Votes against:	46,871,330	1.59%
Votes withheld: 58,771,001

Please note that a ‘vote withheld’is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’and ‘against’a resolution.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 21 May 2008